Exhibit 21

List of Subsidiaries

Subsidiary and Name Under Which It Does Business	Jurisdiction in Which Organized
Brasmotor S.A.	Brazil
KitchenAid Delaware, Inc.	Delaware
Maytag Corporation	Delaware
Whirlpool Canada LP	Canada
Whirlpool do Brasil Ltda.	Brazil
Whirlpool Europe B.V.	The Netherlands
Whirlpool Manufacturing Corporation	Michigan
Whirlpool Mexico, S.A. de C.V.	Mexico
Whirlpool Patents Company	Michigan
Whirlpool Properties, Inc.	Michigan
Whirlpool S.A.	Brazil

The names of our other subsidiaries are omitted because, considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a significant subsidiary as of December 31, 2006.